SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 20, 2000

THE GEON COMPANY
(Exact name of registrant as specified in charter)

Delaware	1-11804	34-1730488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Geon Center, Avon Lake, Ohio	44012
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 440-930-1001

Not Applicable
(Former name or former address, if changed since last report.)

Item 5. Other Events

The Geon Company (NYSE: GON) and M.A. Hanna Company (NYSE: MAH) jointly announced that the new company they plan to form as a result of their previously announced consolidation will be named PolyOne Corporation.

Item 7(c). Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit 99.1 Press Release of June 20, 2000 announcing that the new company The Geon Company and M.A. Hanna Company plan to form as a result of their previously announced consolidation will be named PolyOne Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON COMPANY

By /s/ Gregory L. Rutman
Secretary

Dated June 20, 2000